Filed by Global Blue Holding Group AG

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Far Point Acquisition Corporation

Commission File No.: 001-38521

Date: January 21, 2020

Execution Copy

SHARE PURCHASE AND CONTRIBUTION AGREEMENT

SHARE PURCHASE AND CONTRIBUTION AGREEMENT dated as of January 16, 2020 by and among (i) Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P and Third Point Enhanced L.P. (each a “Purchaser” and, collectively, the “Purchasers”); (ii) Global Blue Group Holding AG, a Swiss corporation (the “Company”); (iii) Global Blue Holding, L.P., a Cayman Islands exempted limited partnership (“Seller”); and (iv) Far Point Acquisition Corporation, a Delaware corporation (“FPAC”) (solely for purposes of Section 7 and Sections 14.a, 14.d and 14.m). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Transaction Agreement (as defined below).

Introductory Note

This Share Purchase and Contribution Agreement (the “Agreement”) is being entered into in connection with the proposed business combination (the “Transaction”) among the Company, FPAC and Global Blue Group AG, a Swiss corporation (“Target”) pursuant to that certain Agreement and Plan of Merger dated on or about the date hereof by and among FPAC, Target, the Company, Seller and the other parties thereto (as it may be amended or restated, the “Transaction Agreement”). Pursuant to the Transaction, and as more specifically set forth in the Transaction Agreement, the following actions, among other actions, will occur on the Closing Date (i) the Management Rollup shall occur; (ii) each of Seller and the Management Sellers will contribute (the “Seller Contribution”) a portion of the ordinary shares of the Target (the “Target Shares”) that each respectively owns to the Company, in exchange for ordinary shares of the Company (the “Shares”); (iii) the Company will acquire all of the remaining issued and outstanding ordinary shares of the Target held by Seller and the Management Sellers; and (iv) a wholly-owned indirect subsidiary of the Company will merge with and into FPAC, with FPAC being the surviving corporation in the merger and a wholly-owned indirect subsidiary of the Company following the merger. Upon consummation of the Transaction, the Company will continue as a publicly traded corporation.

In connection with the Transaction, the Purchasers desire, on the terms and subject to the conditions set forth herein, (i) to purchase Target Shares (the “Purchased Shares”) from Seller for consideration in an aggregate amount equal to $100,000,000 minus the Backstop Subscriber Amount (expressed in Dollars as-converted based on the Exchange Rate) (but not less than $0) (the “Purchase Price”) and (ii) to immediately contribute (the “Purchaser Contributions”) in kind such Target Shares acquired in item (i) to the Company for the subsequent issue by the Company of a number of Shares equal to the Purchase Price divided by $10 per Share in accordance with Swiss Law requirements (the “Acquired Shares”). The Purchaser Contributions shall occur with or immediately after the Seller Contribution.

In connection with the Transaction, the Purchasers shall enter into a shareholders agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Shareholders Agreement”), on or about the date of the execution and delivery of the Transaction Agreement, that shall regulate the relationship between certain shareholders of the Company with respect to each other and include, among other things, a lock-up covenant prohibiting the sale by the Purchasers of the Acquired Shares prior to the expiration of the lock-up period, and a registration rights agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Registration Rights Agreement”), on or about the Closing Date, that shall include, among other things, provisions for registration rights in respect of the Acquired Shares, in each case subject to certain exceptions as set forth therein.

IN WITNESS WHEREOF, and in consideration of the foregoing and the mutual representations, warranties and covenants, and subject to the conditions, set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Purchase. Each Purchaser hereby agrees solely as to itself, severally but not jointly, to purchase from Seller, and Seller hereby agrees, subject to receipt of such Purchaser’s Pro Rata Share (as defined below) of the Purchase Price, to assign, transfer and deliver to such Purchaser, such Purchaser’s Pro Rata Share of the Purchased Shares (rounded to the nearest whole number for each Purchaser but so that all Purchased Shares are purchased and sold hereunder) so that such Purchaser has unrestricted ownership and can freely dispose of such Purchased Shares, free and clear of all liens and encumbrances other than restrictions arising under applicable securities Laws, by delivering to each Purchaser an assignment declaration substantially in the form of Schedule B attached hereto, all on the terms, and subject to the conditions, provided for herein. No later than two (2) Business Days following delivery of the Closing Notice (as defined below) to the Purchasers, the Purchasers shall deliver (including by email) to Seller and the Company a written notice (the “Allocation Notice”) setting forth, for each Purchaser (a) the percentage allocable to such Purchaser with respect to the Purchased Shares, the Purchase Price and Acquired Shares, as applicable (the “Pro Rata Share”), and (b) the amount payable by each Purchaser with respect to its Pro Rata Share of the Purchase Price (rounded to the nearest cent but so that the aggregate amount of the Purchasers’ Pro Rata Shares of the Purchase Price is equal to the Purchase Price). The number of Purchased Shares shall be equal to the Purchase Price (expressed in Euros as-converted based on the Exchange Rate) divided by the Company Equity Value Per Share, and shall be notified by Seller to the Purchasers in writing no later than one (1) Business Day prior to the Closing including the number of Purchased Shares to be purchased by each Purchaser at the Closing in accordance with the Allocation Notice. No later than one (1) Business Day prior to the Closing, the Company shall provide written notice to the Purchasers of the number of Acquired Shares to be issued to the Purchasers at the Closing and the number of Acquired Shares to be issued to each Purchaser at the Closing in accordance with the Allocation Notice.

2. Subscription. Immediately following the purchase of the Purchased Shares pursuant to Section 1 above, each Purchaser hereby agrees solely as to itself, severally but not jointly, to deliver a duly signed Subscription Form substantially in the form of Schedule C attached hereto, pursuant to which such Purchaser will contribute its Purchased Shares to the Company, and the Company will agree to issue and deliver to such Purchaser, such Purchaser’s Pro Rata Share of the Acquired Shares, all on the terms, and subject to the conditions, provided for herein and therein.

3. Closing. The closing of the purchase and subscription contemplated hereby (the “Closing”) is contingent upon the substantially concurrent consummation of the Transaction. Upon (a) satisfaction or waiver of the conditions set forth in Section 4 below and (b) delivery of written notice from (or on behalf of) the Company to the Purchasers (the “Closing Notice”) that the Company reasonably expects all conditions to the closing of the Transaction to be satisfied on a date that is not less than five (5) Business Days from the date on which the Closing Notice is so delivered to the Purchasers:

(i) each Purchaser solely as to itself, severally but not jointly, shall deliver to Seller concurrently with the closing of the Transaction its Pro Rata Share of the Purchase Price in respect of its Purchased Shares by wire transfer of United States dollars in immediately available funds to such account or accounts as Seller specifies to the Purchasers in writing (at least two (2) Business Days prior to the Closing), and Seller shall confirm receipt of the Purchase Price and shall assign, transfer and deliver ownership and title to the Purchased Shares to the Purchasers, in accordance with the notice from the Purchasers to Seller under Section 1, free and clear of all liens and encumbrances so that the Purchasers have unrestricted title and ownership and can freely dispose of them, other than restrictions arising under applicable securities Laws (and the Target will record such ownership by book entry); and

(ii) immediately following completion of item (i) of this Section 3, each Purchaser solely as to itself, severally but not jointly, shall contribute its Purchased Shares to the Company in accordance with Section 2 above, and on the Closing Date, the Company and each Purchaser (solely as to itself, severally but not jointly) shall perform the following actions:

a. Subject to the Required Approvals being obtained, such Purchaser shall assign, transfer and deliver its Purchased Shares to the Company so that the Company has unrestricted ownership and can freely dispose of them, in each case, free and clear of all liens and encumbrances other than restrictions arising under applicable securities Laws;

b. Such Purchaser shall deliver a duly signed Subscription Form substantially in the form attached hereto as Schedule C;

c. Such Purchaser, on the one hand, and the Company, on the other hand, shall enter into a contribution in kind agreement substantially in form and substance as set out in Schedule D (with such changes thereto as may be required by the competent commercial register and as shall be mutually agreed by the Company and such Purchaser (each acting in good faith and using commercially reasonable efforts to consummate the Closing)(the “Commercial Register”));

d. The Company shall hold an extraordinary shareholders meeting of the Company in Switzerland in the presence of a notary public resolving to increase the nominal share capital of the Company by the nominal amount determined by multiplying the number of Acquired Shares by CHF 0.01 per share (the “Capital Increase”) against contribution in kind of the Purchased Shares;

e. The board of directors of the Company shall issue the report regarding the Capital Increase as required under Swiss Law;

f. The auditor of the Company shall issue its verification report to the Company as required under Swiss Law;

g. The board of Directors of the Company shall take the resolutions on the ascertainment and the execution of the Capital Increase, as well as the corresponding amendments to the Company’s Articles of Association in the presence of the notary as required under Swiss Law;

h. The board of directors of the Company shall file the duly signed application regarding the Capital Increase with the Commercial Register; and

i. The Company shall, as soon as the Capital Increase is approved by and registered with the Commercial Register, deliver (or cause the delivery of) such Purchaser’s Pro Rata Share of the Acquired Shares in book entry form to such Purchaser (or to a custodian designated by such Purchaser, as applicable).

(iii) Each Purchaser solely as to itself, severally but not jointly, accepts, acknowledges and consents that following registration of the Capital Increase in the Commercial Register, as required by Swiss Law, the Articles will disclose the name of such Purchaser, the number and purchase price of such Purchaser’s Purchased Shares contributed in kind and the number of Acquired Shares received by such Purchaser as consideration.

(iv) The parties hereto agree that if any of the steps required by Section 3(ii) are not completed on the Closing Date or within five (5) Business Days thereafter, then this Agreement may be terminated in accordance with Section 10 by any party by written notice to the other parties, and they will take all actions necessary to abandon and unwind each of the transactions described in Sections 3(i) and 3(ii), as applicable, in order to put the parties hereto in the respective positions, to the greatest extent reasonably achievable that they would have been in had such transactions, as applicable, not been undertaken and the Closing not been commenced.

4. Closing Conditions. The Closing is also subject to the conditions that, on the Closing Date:

a. all representations and warranties of each of the parties hereto contained in this Agreement shall be true and correct in all material respects at and as of the Closing Date, and each of the parties hereto shall deliver a certificate reaffirming its respective representations, warranties, covenants and agreements contained in this Agreement as of the Closing Date, but in each case without giving effect to consummation of the Transaction; provided that a party may not rely on any closing condition being unsatisfied under this Section 4 if the failure of such closing condition to be satisfied results from the failure of such party’s representations and warranties to be so true and correct;

b. there shall not have been enacted or promulgated any Governmental Order prohibiting the consummation of the transactions set forth herein (provided that this condition may be waived by Seller or the Company, as applicable, in their sole discretion); and

c. all conditions precedent to the closing of the Transaction pursuant to the Transaction Agreement, including the approval of FPAC’s stockholders, shall have been satisfied or waived and the closing of the Transaction shall be scheduled to occur concurrently with or immediately following the Closing.

5. Further Assurances. At the Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties hereto reasonably may deem to be necessary in order to consummate the purchase and sale as contemplated by this Agreement.

6. Company Representations and Warranties. The Company represents and warrants to the Purchasers that:

a. The Company is duly incorporated and validly existing as a corporation in good standing (or has equivalent status) under the Laws of Switzerland and, subject only to completion of the actions set forth in Section 3(ii), has taken all actions and obtained all necessary consents, approvals, anti-trust approvals and clearances, regulatory clearances and applications, and permits (“Required Approvals”), if any, required for it to enter into this Agreement and to complete the issuance of the Acquired Shares contemplated hereunder. The Company has all corporate power and authority (i) to own, lease and operate its properties and conduct its business as conducted and as intended to be conducted following the Transaction, (ii) to enter into, deliver and perform its obligations under this Agreement, and (iii) subject to the Required Approvals and all approvals contemplated in the Transaction Agreement being obtained, to consummate the Transaction and issue the Acquired Shares to the Purchasers in accordance with the terms hereof. The Company was formed for the purposes of consummating the Transaction and has no material assets or liabilities.

b. The Acquired Shares have been duly authorized and, provided that the Required Approvals have been obtained, when issued and delivered to the Purchasers in accordance with the terms of this Agreement, the Acquired Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s organizational and constituent documents or under applicable Law.

c. This Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

d. The issuance of the Acquired Shares and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions contemplated herein, including as set forth in the documents required to be delivered under Sections 3(ii)(b) and 3(ii)(c), will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company that would reasonably be expected to have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company or Target, taken as a whole (a “Material Adverse Effect”) or materially affect the validity of the Acquired Shares or the legal authority of the Company to comply in all material respects with the terms of this Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) provided that the Required Approvals have been obtained, result in any violation of any Law or Governmental Order applicable to the Company, the Target or any of their respective assets or properties that would reasonably be expected to have a Material Adverse Effect or materially affect the validity of the Acquired Shares or ability of the Company to enter into and perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

e. The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Agreement for which any of the Purchasers could become liable.

f. Assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 9, in connection with the offer, sale and delivery of the Acquired Shares in the manner contemplated by this Agreement, it is not necessary to register the Acquired Shares under the Securities Act of 1933, as amended (the “Securities Act”).

g. The Acquired Shares (i) were not offered by any form of general solicitation or general advertising and (ii) assuming the accuracy of each Purchaser’s representations and warranties set forth in Section 9, are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any applicable state securities Laws.

h. As of the date hereof (and prior to giving effect to the consummation of the Transaction), the Company has a share capital of CHF 100,000, divided into 10,000,000 registered shares of CHF 0.01 each. All outstanding Shares have been duly authorized and validly issued, are fully paid and nonassessable and were not issued in violation of (or subject to) any preemptive rights, rights of first refusal or other similar rights.

i. The Company understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by each of the Purchasers.

7. FPAC Representations and Warranties. FPAC represents and warrants to the Purchasers that FPAC is duly formed and validly existing in good standing under the Laws of the state of Delaware, with power and authority to enter into, deliver and perform its obligations under this Agreement and has taken all actions (including obtaining all necessary consents, approvals, anti-trust approvals and clearances, regulatory clearances and applications, and permits, if any) required to enter into this Agreement. This Agreement has been duly authorized, executed and delivered by FPAC and is enforceable against FPAC in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity. The execution and delivery of this Agreement by FPAC and the compliance by FPAC with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (x) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of FPAC; (y) result in any violation of the provisions of the organizational documents of FPAC; or (z) provided that the Required Approvals have been obtained, result in any violation of any Law or Governmental Order applicable to FPAC or any of its properties, except (in the case of clauses (x) or (z) above) as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of FPAC to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

8. Seller Representations and Warranties. Seller represents and warrants to the Purchasers that:

a. Seller is duly formed and validly existing in good standing under the Laws of the Cayman Islands, with power and authority to enter into, deliver and perform its obligations under this Agreement and has taken all actions and obtained all Required Approvals, if any, required for it to enter into this Agreement and for it to complete the sale of the Purchased Shares contemplated hereunder.

b. This Agreement has been duly authorized, executed and delivered by Seller and is enforceable against Seller in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

c. The execution and delivery of this Agreement by Seller and the compliance by Seller with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of Seller; (ii) result in any violation of the provisions of the organizational documents of Seller; or (iii) provided that the Required Approvals have been obtained, result in any violation of any Law or Governmental Order applicable to Seller or any of its assets or properties, except (in the case of clauses (i) or (iii) above) as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Seller to enter into and perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

d. As of the Closing Date: (i) Seller will be the record and beneficial owner of, and have good, valid and marketable title to, the Purchased Shares, free and clear of all liens and encumbrances other than restrictions arising under applicable securities Laws, (ii) the Purchased Shares owned by Seller will not be subject to any stockholder agreement, investor rights agreement, registration rights agreement, voting agreement or trust, proxy or other contract that could require Seller to sell, transfer, or otherwise dispose of any Purchased Shares (other than pursuant to this Agreement and the Transaction Agreement) and (iii) there will be no limitations or restrictions on Seller’s right to assign, transfer and deliver ownership and title to the Purchased Shares pursuant to this Agreement. At the Closing, Seller shall assign, transfer and deliver ownership and title to the Purchased Shares to the Purchasers free and clear of all liens and encumbrances so that the Purchasers will have free, unencumbered and unrestricted ownership over them, other than restrictions arising under applicable securities Laws. The value of the Purchased Shares corresponds at least to the aggregate nominal value of the Acquired Shares. Immediately after the Closing and the consummation of the Transactions, Seller will hold approximately 29.2090308% and SL Globetrotter, L.P. will hold the remaining approximately 70.7909692% of their combined ownership of Shares in the Company.

e. Seller understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by each of the Purchasers.

9. Purchaser Representations and Warranties. Each Purchaser solely as to itself, severally but not jointly, represents and warrants to the Company, Seller and FPAC that, as it itself:

a. Such Purchaser (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) and an institutional “accredited investor” (within the meaning of Rule 501(a) under the Securities Act) satisfying the applicable requirements set forth on Schedule A, (ii) is acquiring its Purchased Shares and its Acquired Shares only for its own account and not for the account of others, or if such Purchaser is purchasing such Purchased Shares and such Acquired Shares as a fiduciary or agent for one or more investor accounts, such Purchaser has full investment discretion with respect to each such account, and the full power and authority to make the acknowledgements, representations and agreements herein on behalf of each owner of each such account, and (iii) is not acquiring such Purchased Shares and such Acquired Shares with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act (and shall provide the requested information on Schedule A). Such Purchaser is not an entity formed for the specific purpose of acquiring such Purchased Shares and such Acquired Shares.

b. Following completion of the transfer of ownership and title of the Purchased Shares from Seller to such Purchaser pursuant to Section 3 and subject to the Required Approvals being obtained and the accuracy of the other parties’ representations and warranties herein, such Purchaser shall assign, transfer and deliver ownership and title to such Purchased Shares to the Company free and clear of all liens and encumbrances so that the Company will have free, unencumbered and unrestricted ownership over them, other than restrictions arising under applicable securities Laws.

c. Such Purchaser understands that such Purchased Shares and such Acquired Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that such Purchased Shares and such Acquired Shares have not been registered under the Securities Act. Such Purchaser understands that such Purchased Shares and such Acquired Shares may not be resold, transferred, pledged or otherwise disposed of by such Purchaser absent an effective registration statement under the Securities Act except (i) to the issuer of such securities or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities Laws of the states and other jurisdictions of the United States, and that such Purchased Shares and such Acquired Shares will be subject to a restrictive legend to such effect. Such Purchaser acknowledges that such Purchased Shares and such Acquired Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. Such Purchaser understands and agrees that such Purchased Shares and such Acquired Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, such Purchaser may not be able to readily resell such Purchased Shares and such Acquired Shares and may be required to bear the financial risk of an investment in such Purchased Shares and such Acquired Shares for an indefinite period of time. Such Purchaser understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of such Purchased Shares and such Acquired Shares.

d. Such Purchaser further acknowledges that there have been no representations, warranties, covenants and agreements made to such Purchaser, expressly or by implication, other than those representations, warranties, covenants and agreements included in this Agreement (and any other Transaction Documents or agreements executed and delivered in connection with the Transaction to which such Purchaser is party, if any).

e. Such Purchaser’s acquisition and holding of such Purchased Shares and such Acquired Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar Law.

f. Such Purchaser acknowledges and agrees that such Purchaser has received such information as such Purchaser deems necessary in order to make an investment decision with respect to such Purchased Shares and such Acquired Shares, including, with respect to the Company, the Transaction and the Target. Such Purchaser represents and agrees that such Purchaser and such Purchaser’s professional advisor(s), if any, have had the full opportunity to ask such questions, receive such answers and obtain such information as such Purchaser and such Purchaser’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Purchased Shares and the Acquired Shares.

g. Such Purchaser became aware of this offering of such Purchased Shares and such Shares solely by means of direct contact between such Purchaser, Seller and the Company or their respective representatives, and such Purchased Shares and such Shares were offered to such Purchaser solely by direct contact between such Purchaser, Seller and the Company or their respective representatives. Such Purchaser did not become aware of this offering of such Purchased Shares and such Shares, nor were such Purchased Shares and such Shares offered to such Purchaser, by any other means. Such Purchaser acknowledges that Seller and the Company each represents and warrants that such Purchased Shares and such Acquired Shares, as applicable, (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act, or any state securities Laws.

h. Such Purchaser acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of such Purchased Shares and such Acquired Shares. Such Purchaser has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in such Purchased Shares and such Acquired Shares, and such Purchaser has sought such accounting, legal and tax advice as such Purchaser has considered necessary to make an informed investment decision.

i. Alone, or together with any professional advisor(s), such Purchaser has adequately analyzed and fully considered the risks of an investment in such Purchased Shares and such Acquired Shares and determined that such Purchased Shares and such Acquired Shares are a suitable investment for such Purchaser and that such Purchaser is able at this time and in the foreseeable future to bear the economic risk of a total loss of such Purchaser’s investment in the Company. Such Purchaser acknowledges specifically that a possibility of total loss exists.

j. In making its decision to purchase such Purchased Shares and such Acquired Shares, such Purchaser has relied solely upon independent investigation made by such Purchaser.

k. Such Purchaser understands and agrees that no federal or state agency has passed upon or endorsed the merits of the offering of such Shares or made any findings or determination as to the fairness of this investment.

l. Such Purchaser has been duly formed or incorporated and is validly existing in good standing under the Laws of its jurisdiction of incorporation or formation, with full power, authority and capacity to enter into, deliver and perform its obligations under this Agreement and has taken all actions required to enter into this Agreement and to complete the purchase of such Purchased Shares and such Acquired Shares contemplated hereunder.

m. The execution and delivery of this Agreement by such Purchaser and the compliance by such Purchaser with all of the provisions of this Agreement and the consummation of the transactions contemplated herein will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of such Purchaser; (ii) result in any violation of the provisions of the organizational documents of such Purchaser; or (iii) provided that the Required Approvals have been obtained, result in any violation of any Law or Governmental Order applicable to such Purchaser, except (in the case of clauses (i) or (iii) above) as would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of such Purchaser to enter into and perform its obligations under this Agreement and to consummate the transactions contemplated hereby.

n. This Agreement has been duly authorized, executed and delivered by such Purchaser and is enforceable against such Purchaser in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other Laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.

o. Neither the due diligence investigation conducted by such Purchaser in connection with making its decision to acquire such Purchased Shares and such Acquired Shares nor any representations and warranties made by such Purchaser herein shall modify, amend or affect such Purchaser’s right to rely on the truth, accuracy and completeness of the Company’s and Seller’s respective representations and warranties contained herein.

p. The Purchase Price payable by such Purchaser is not directly or indirectly derived, obtained, received, taken, acquired, or gained, and does not stem, from any violation by such Purchaser or any of its directors, officers, employees, affiliates or, to such Purchaser’s knowledge, any of its agents or other persons authorized to act on behalf of such Purchaser of any Laws or regulations concerning money laundering, corruption, or bribery of any jurisdiction, any rules and regulations thereunder, or any related or similar Laws, rules, regulations, or guidelines, issued, administered, or enforced by any Governmental Authority or any such jurisdiction (collectively, the “Money Laundering or Anti-Corruption or Anti Bribery Laws”); and no action, suit, or proceeding with respect to the Money Laundering or Anti-Corruption or Anti Bribery Laws subsists, is pending or, to such Purchaser’s knowledge, threatened by or before any Governmental Authority involving such Purchaser or its directors, officers, employees, agents, affiliates, or other persons authorized to act on behalf of such Purchaser.

q. Such Purchaser is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. Such Purchaser is not a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.) (the “BSA”), as amended by the USA PATRIOT Act of 2001 (the “PATRIOT Act”), and its implementing regulations (collectively, the “BSA/PATRIOT Act”). To the extent required by applicable law, such Purchaser maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required by applicable law, such Purchaser maintains policies and procedures reasonably designed to ensure that the funds held by such Purchaser and used to purchase its Purchased Shares and to acquire its Acquired Shares were legally derived.

r. As of the date hereof, such Purchaser has available to it, and at the Closing such Purchaser will have, sufficient funds to enable it to pay the portion of the Purchase Price payable by such Purchaser in accordance with this Agreement.

s. Such Purchaser understands that the foregoing representations and warranties shall be deemed material and to have been relied upon by the Company, Seller and FPAC.

10. Termination. This Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party hereto in respect thereof, upon the earlier to occur of (a) such date and time as the Transaction Agreement is terminated in accordance with its terms, (b) August 31, 2020 or (c) upon the mutual written agreement of each of the parties hereto to terminate this Agreement or by written notice as specified in Section 3(iv); provided, that nothing herein will relieve any party hereto from liability for any willful breach hereof prior to the time of termination, and each party hereto will be entitled to any remedies at Law or in equity to recover losses, liabilities or damages arising from such breach; provided, further, that in the event of the termination of this Agreement in accordance with the terms hereof, any amounts previously paid by any Purchaser pursuant to this Agreement will be returned promptly to such Purchaser along with this Agreement, and this Agreement shall have no force or effect. The Company shall notify the Purchasers of the termination of the Transaction Agreement promptly after the termination of such agreement. This Agreement shall further terminate and be of no further force or effect, without any liability to either party hereto, if the Company notifies the Purchasers in writing that it has abandoned its plans to move forward with the Transaction or terminates the Purchasers’ obligations with respect to the purchase and sale hereunder without the delivery of the Acquired Shares having occurred.

11. Shareholders Agreement and Registration Rights Agreement. The Purchasers, the Company and the other parties thereto shall enter into a shareholders agreement, concurrently with the execution and delivery of the Transaction Agreement. The Purchasers, the Company and the other parties thereto shall enter into a registration rights agreement in connection with the closing of the Transaction, substantially in the form attached to the Transaction Agreement as an Exhibit thereto.

12. Certain Third Point Rights. Each Purchaser, solely as to itself and severally but not jointly, represents and warrants that Third Point LLC (“Third Point”) has unconditionally and irrevocably waived and declared inapplicable, on behalf of Third Point and its Affiliates, any and all rights Third Point or any of its Affiliates has or may have to acquire 75% of the New Equity Securities (as defined in the Equity Participation Agreement dated as of June 11, 2018 between FPAC and Third Point) in connection with or arising out of the Transaction or any of the other transactions contemplated by the Transaction Agreement, including any PIPE Investments (as defined in the Transaction Agreement).

13. Pre-Clearance of Capital Increase Documentation. Seller shall seek pre-clearance of all documents required to be filed with the Commercial Register to register the Capital Increase in accordance with Section 3(ii)h duly before the Closing Date and inform the Purchasers of this process on a regular basis. If the Commercial Register raises objections with respect to certain provisions of any such document, the parties hereto shall in good faith and using commercially reasonable efforts mutually agree upon any required changes to the respective document(s) to ensure that it/they can be inscribed with the Commercial Register and Closing can be completed. If deemed reasonably necessary by the Purchasers or the Company, additional requests for pre-clearance shall be made to the Commercial Register to ensure the foregoing.

14. Miscellaneous.

a. Neither this Agreement nor any rights or obligations that may accrue to the Purchasers hereunder may be transferred or assigned, in whole nor in part, without the prior written consent of the Company, Seller and FPAC, which may be withheld by each party in its absolute discretion.

b. Each other party hereto may request from the Purchasers, and the Purchasers shall provide (to the extent readily available and consistent with its internal policies and procedures), such additional information as any other party hereto may reasonably request to evaluate in good faith the eligibility of the Purchasers to acquire the Purchased Shares or the Acquired Shares. The Purchasers acknowledge that the Company or FPAC shall file a copy of this Agreement with the SEC.

c. Each party hereto acknowledges that each of the other parties hereto will rely on the acknowledgments, understandings, agreements, representations and warranties of such party contained in this Agreement. For the avoidance of doubt, the obligations and liabilities of each Purchaser are (i) as to itself only and (ii) several but not joint nor joint and several.

d. The parties hereto are entitled to rely upon this Agreement and are irrevocably authorized to produce this Agreement or a copy hereof to any interested party in any Proceeding before a Governmental Authority with respect to the matters covered hereby. Each of the parties hereto shall consult with the other parties hereto in issuing any press release or making any other similar public statement announcing the transactions contemplated hereby and none of the parties hereto shall issue any such press release or make any other such public statement without the prior consent (such consent not to be unreasonably conditioned, withheld or delayed) of the other parties hereto, provided that such consents shall not be required if such release or other statement is required by Law, in which case the party seeking to issue such release or make such statement shall promptly provide the other parties hereto with prior notice thereof. The name or trademark of any Purchaser or any Affiliate, controlling person or investment adviser of any Purchaser may not be publicly disclosed without the prior written consent (including by e-mail) of such Purchaser (such consent not to be unreasonably withheld or delayed), except as required by Law, at the request of the staff of the SEC or other Governmental Authority or under New York Stock Exchange regulations, in which case the relevant party, as the case may be, shall provide the Purchasers with prior written notice (including by e-mail reasonably in advance) of such permitted disclosure, and shall reasonably consult with the Purchasers regarding such disclosure. Notwithstanding the foregoing, in connection with the description of the Transaction after the initial announcement, the parties may announce the Purchasers’ names and their investment in the Company solely consistent with the initial press release that the Purchasers had approved, and shall provide the Purchasers with prior written notice (including by email) of any such announcement and consult with the Purchasers regarding the same.

e. The agreements, representations and warranties made by each party hereto in this Agreement shall survive the Closing.

f. This Agreement may not be modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought. No failure or delay of any party hereto in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder.

g. This Agreement, the Transaction Documents and any other agreements executed and delivered in connection with the Transaction to which any of the parties hereto are a party, if any, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties hereto, with respect to the subject matter hereof. The Target and FPAC shall be a third-party beneficiary of this Agreement. This Agreement shall not otherwise confer any third party beneficiary, or other rights or remedies upon any person other than the parties hereto, the Target, FPAC and their respective successors and assigns. The above recitals and introductory note are incorporated into and shall constitute part of this Agreement in all respects.

h. Except as otherwise provided herein, this Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.

i. If any provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.

j. The parties acknowledge and agree that each of the other parties and/or one or more of their respective direct or indirect shareholders is or may be subject to supervision or regulation by a number of regulatory bodies including, but not limited to, the SEC and any other competent governmental authority, regulator, bank examiner, self-regulatory organization or stock or securities trading exchange. The parties also acknowledge and agree that each of the other parties is prohibited from entering into transactions with any party who is specifically listed on, or owned or controlled by a person specifically listed on, any sanctions list including the OFAC List maintained by OFAC or any similar public list maintained by, or public announcement of sanctions designation made by, any of the United States government, the United Nations, the United Kingdom, the European Union, Switzerland or the respective governmental institutions and agencies of any of the foregoing and nothing in this Agreement shall require any other party to take any act, make any omission, or enter into or deliver any document, asset, security or any other action whatsoever which would cause it to be in breach of any of the foregoing.

k. This Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in pdf), with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.

l. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.

m. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.

n. Any action based upon, arising out of or related to this Agreement, or the transactions contemplated hereby, shall be brought in any federal or state court located in New York County, New York, and each of the parties hereto irrevocably submits to the exclusive jurisdiction of each such court in any such action, waives any objection it may now or hereafter have to personal jurisdiction, venue or to convenience of forum, agrees that all claims in respect of the action shall be heard and determined only in any such court, agrees that service of process upon such party in any such action shall be effective if given as may be permitted by applicable Law, and agrees not to bring any action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each party hereto hereby irrevocably consents to the service of process in any such action or proceeding by giving copies thereof by hand-delivery (signature required) or air courier (signature required) to its address set forth in Section 14.r hereof. Nothing herein contained shall be deemed to affect the right of any party hereto to serve process in any manner permitted by Law, or to commence legal proceedings or otherwise proceed against any other party hereto in any other jurisdiction, in each case, to enforce judgments obtained in any action brought pursuant to this Section 14.n. Notwithstanding anything herein to the contrary, Seller hereby appoints The Corporation Trust Company, 1209 Orange Street, Wilmington, Delaware 19801, as its registered agent in the United States for service of process and further agrees that process served to such agent shall be deemed effective service of process for all purposes hereunder.

o. Each party hereto acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person, firm or corporation (including, without limitation, the Company, Seller, FPAC, any Purchaser, any of their respective affiliates or any of its or their control persons, officers, directors and employees, in each case as applicable), other than the statements, representations and warranties contained in this Agreement, in making its investment or decision to invest in the Company. Each party hereto agrees that each other party hereto, its affiliates and its and their respective control persons, officers, directors or employees, as applicable, shall not be liable to any other person pursuant to any other agreement related to the private placement of the Shares for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares, except in each case for actual fraud.

p. After the Closing, during the Restricted Period (for purposes of this Section 14.p, as defined in the Shareholders Agreement), if Seller Transfers (for purposes of this Section 14.p, as defined in the Shareholders Agreement) any of its Shares to a member of its Group (for purposes of this Section 14.p, as defined in the Shareholders Agreement) as permitted by Section 4.1 of the Shareholders Agreement, then as a condition of such Transfer, Seller shall procure that such member of its Group executes a joinder agreement, substantially in the form attached hereto as Exhibit A, to become a party to this Agreement and to assume and become liable for any unperformed obligations and for any liabilities of Seller hereunder on a pro rata basis with Seller based on the number of Shares held by Seller and such member of its Group following such Transfer. During the Restricted Period, this provision shall apply successively to such member of Seller’s Group with respect to subsequent Transfers of Shares by it to any other member of Seller’s Group. For the avoidance of doubt, nothing in this Section 14.p shall restrict or require any action by Seller or another transferor of Shares in connection with any Transfer that is not a Transfer to a member of Seller’s Group or that is made as a step in a series of transactions for purposes of effecting a Transfer to a transferee that it not a member of Seller’s Group.

q. If after the date hereof and on or prior to the Closing Date the Company, Seller or any of their respective Affiliates amends, modifies or supplements (including via any additional agreement or side letter) any agreement or arrangement with Antfin (Hong Kong) Holding Limited (or its Affiliates that are permitted transferees) (collectively, “Antfin”) entered into on or about the date hereof with respect to the lock-up restrictions applicable to Antfin’s Shares (the “Antfin Lock-up”), (ii) the price per share paid, directly or indirectly through a contribution of Target Shares, by Antfin for Shares or registration rights, in each case that are on terms more favorable to Antfin in any material respect than the rights of the Purchasers under the Transaction Documents, then this Agreement shall, automatically and without further action on the part of any party hereto, be deemed to be amended so as to provide the Purchasers with such rights in respect of the lock-up period, price per share or registration rights as was provided to Antfin. For purposes of this Section 14.q, if the period of the Antfin Lock-up is reduced with respect to part of Antfin’s Shares, then the lock-up period applicable to the same proportion of each Purchaser’s Shares as such part of Antfin’s Shares bears to all of Antfin’s Shares to be acquired on or around the Closing Date will be reduced by the same number of days by which the period of the Antfin Lock-up was reduced.

r. All notices and other communications among the parties hereto shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered after posting in the United States mail having been sent registered or certified mail return receipt requested, postage prepaid, (iii) when delivered by FedEx or other nationally recognized overnight delivery service) or (iv) when e-mailed, addressed as follows:

(i)	If to FPAC, as set forth in Section 12.02(a) of the Transaction Agreement;

(ii)	If to Seller or the Company, as set forth in Section 12.02(b) of the Transaction Agreement; and

(iii)	If to any of the Purchasers, as applicable:

Third Point Offshore Master Fund L.P.

Third Point Ultra Master Fund L.P.

Third Point Partners Qualified L.P.

Third Point Partners L.P.

Third Point Enhanced L.P.

c/o Third Point LLC

390 Park Avenue

New York, NY 10022

Attention:

Email:

with a copy to (which shall not constitute notice):

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Steven H. Goldberg

Email: sgoldberg@bakerlaw.com

or to such other address(es) as the parties hereto may from time to time designate in writing.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have executed or caused this Agreement to be executed by a duly authorized representative as of the date set forth below.

THIRD POINT OFFSHORE MASTER FUND L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name: Josh Targoff
Title: Chief Operating Officer and General Counsel

THIRD POINT ULTRA MASTER FUND L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name: Josh Targoff
Title: Chief Operating Officer and General Counsel

THIRD POINT PARTNERS QUALIFIED L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name: Josh Targoff
Title: Chief Operating Officer and General Counsel

THIRD POINT PARTNERS L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name: Josh Targoff
Title: Chief Operating Officer and General Counsel

THIRD POINT ENHANCED L.P.

By: Third Point LLC, its investment manager

By:	/s/ Josh Targoff
Name: Josh Targoff
Title: Chief Operating Officer and General Counsel

Date: January 16, 2020

IN WITNESS WHEREOF, the Company and Seller have accepted this Agreement as of the date set forth below.

GLOBAL BLUE GROUP HOLDING AG

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Director

GLOBAL BLUE HOLDING L.P.

By: SL Globetrotter GP, Ltd., its general partner

By:	/s/ Joseph Osnoss
Name:	Joseph Osnoss
Title:	Managing Director

Date: January 16, 2020

IN WITNESS WHEREOF, Far Point Acquisition Corporation has accepted this Agreement as of the date set forth below, solely in respect of Section 7 and Sections 14.a, 14.d and 14.m.

FAR POINT ACQUISITION CORPORATION

By:	/s/ Thomas W. Farley
Name:	Thomas W. Farley
Title:	Chairman, Chief Executive Officer and President

Date: January 16, 2020

Exhibit A

Form of Joinder

The undersigned is executing and delivering this Joinder Agreement pursuant to that certain Share Purchase and Contribution Agreement, dated as of January [•], 2020 (as amended, restated, supplemented or otherwise modified in accordance with the terms thereof, the “Purchase Agreement”) by and among (i) Third Point Offshore Master Fund L.P., Third Point Ultra Master Fund L.P., Third Point Partners Qualified L.P., Third Point Partners L.P and Third Point Enhanced L.P. (each a “Purchaser” and, collectively, the “Purchasers”); (ii) Global Blue Group Holding AG, a Swiss corporation (the “Company”); (iii) [SL Globetrotter, L.P. / Global Blue Holding, L.P.]1, a Cayman Islands exempted limited partnership (“Seller”); and (iv) Far Point Acquisition Corporation, a Delaware corporation (“FPAC”) (solely for purposes of Section 7 and Sections 14.a, 14.d and 14.m of the Purchase Agreement). Capitalized terms used but not defined in this Joinder Agreement shall have the respective meanings ascribed to such terms in the Shareholders Agreement.

By executing and delivering this Joinder Agreement, the undersigned hereby adopts and approves the Purchase Agreement and agrees, effective commencing on the date hereof and as a condition to the undersigned’s becoming the beneficial owner and/or transferee of certain Shares, to become a party as Seller and to be bound by and comply with the provisions of, the Purchase Agreement applicable to Seller in the same manner as if the undersigned were an original signatory to the Purchase Agreement. The undersigned acknowledges and agrees that Sections 14.a, 14.d, 14.f—14.i, 14.m and 14.n are incorporated herein by reference mutatis mutandis.

[1]	Insert as appropriate.

Accordingly, the undersigned has executed and delivered this Joinder Agreement as of the      day of                 ,                 .

(Signature of Transferee)

(Print Name of Transferee)

Address:

Telephone:

Facsimile:

Email:

SCHEDULE A

ELIGIBILITY REPRESENTATIONS OF PURCHASER

A.	QUALIFIED INSTITUTIONAL BUYER STATUS

(Please check the applicable subparagraphs):

☐ We are a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act (a “QIB”)).

B.	INSTITUTIONAL ACCREDITED INVESTOR STATUS

(Please check the applicable subparagraphs):

1.

☐ We are an “accredited investor” (within the meaning of Rule 501(a) under the Securities Act or an entity in which all of the equity holders are accredited investors within the meaning of Rule 501(a) under the Securities Act, and have marked and initialed the appropriate box on the following page indicating the provision under which we qualify as an “accredited investor.”

2.	☐ We are not a natural person.

This page should be completed by Purchaser

and constitutes a part of the Agreement.

A-1

Rule 501(a), in relevant part, states that an “accredited investor” shall mean any person who comes within any of the below listed categories, or who the issuer reasonably believes comes within any of the below listed categories, at the time of the sale of the securities to that person. Purchaser has indicated, by marking and initialing the appropriate box below, the provision(s) below which apply to Purchaser and under which Purchaser accordingly qualifies as an “accredited investor.”

☐ Any bank, registered broker or dealer, insurance company, registered investment company, business development company, or small business investment company;

☐ Any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

☐ Any employee benefit plan, within the meaning of the Employee Retirement Income Security Act of 1974, if a bank, insurance company, or registered investment adviser makes the investment decisions, or if the plan has total assets in excess of $5,000,000;

☐ Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, similar business trust, or partnership, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐ Any trust with assets in excess of $5,000,000, not formed to acquire the securities offered, whose purchase is directed by a sophisticated person; or

☐ Any entity in which all of the equity owners are accredited investors meeting one or more of the above tests.

A-2

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not for release, publication or distribution, in whole or in part, in or into, directly or indirectly, any jurisdiction in which such release, publication or distribution would be unlawful.

Forward-Looking Statements

This communication includes “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. When used herein, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside Far Point’s or Global Blue’s management’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, that may affect actual results or outcomes include: the inability to complete the transactions contemplated by the proposed business combination; the inability to recognize the anticipated benefits of the proposed business combination; the ability to meet NYSE’s listing standards following the consummation of the transaction contemplated by the proposed business combination; costs related to the proposed business combination; Global Blue’s ability to execute on its plans; Global Blue’s estimates of the size of the markets for its solutions; Global Blue’s ability to identify and integrate acquisitions; the performance and security of Global Blue’s services; potential litigation involving Far Point or Global Blue; and general economic and market conditions impacting demand for Global Blue’s services. Other factors include the possibility that the proposed transaction does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Neither Far Point nor Global Blue undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. Additional risks and uncertainties are identified and discussed in Far Point’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.

Non-GAAP Financial Measures

Pro forma Adjusted EBITDA is a non-GAAP financial measure that is not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) and may be different from non-GAAP financial measures used by other companies. This non-GAAP financial measure should not be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (each as determined in accordance with GAAP).

Additional Information and Disclaimer

In connection with the business combination, an affiliate of Global Blue intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of Far Point and a prospectus in connection with the business combination. The definitive proxy statement/prospectus and other relevant documents will be mailed to stockholders of Far Point as of a record date to be established for voting on the business combination. Stockholders of Far Point and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with Far Point’s solicitation of proxies for the special meeting to be held to approve the business combination because these documents will contain important information about Far Point, Global Blue, and the business combination. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge, by directing a request to: Far Point Acquisition Corporation, 18 West 18th Street, New York, NY 10011. These documents, once available, and Far Point’s annual and other reports and proxy statements filed with the SEC can also be obtained, without charge, at the SEC’s internet site (http://www.sec.gov).

Far Point, Global Blue and their respective directors, executive officers, other members of management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from the stockholders of Far Point in connection with the business combination transaction. Stockholders of Far Point and other interested persons may obtain more information regarding the names and interests in the proposed transaction of Far Point’s directors and officers in Far Point’s filings with the SEC, including Far Point’s Annual Report on Form 10-K for the year-ended December 31, 2018, which was filed with the SEC on March 29, 2019. Additional information regarding the interests of such potential participants in the solicitation process will also be included in the Registration Statement (and will be included in the definitive proxy statement/prospectus) and other relevant documents when they are filed with the SEC.

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